Snow Lake Regains Compliance with NASDAQ
Continued Listing Requirements

WINNIPEG, MB March 7, 2023 Snow Lake Resources Ltd., d/b/a/ Snow Lake Lithium Ltd. (NASDAQ:LITM) ("Snow Lake Lithium" or the "Company"), is pleased to announce that the Company has received confirmation from The Nasdaq Stock Market LLC ("Nasdaq") that it has regained compliance with Nasdaq's audit committee requirement as set forth in Listing Rule 5605 and currently meets all other applicable criteria for continued listing.

On September 19, 2022, Staff of Nasdaq notified the Company that the Company was no longer in compliance with Nasdaq's audit committee requirement as set forth in Listing Rule 5605. On March 6, 2023, Staff notified the company that following the Company's combined annual and special shareholders meeting held on January 17, 2023 and board meetings subsequent, the audit committee was now comprised of three independent directors. Accordingly, Staff determined that the Company has regained compliance with Listing Rule 5605(c)(2) and has deemed this matter closed.

About Snow Lake Resources Ltd.

Snow Lake is committed to near term production and cash flow lithium mine through conventional truck and shovel mining methods to supply the North American electric vehicle and battery markets.

Our wholly owned Snow Lake Lithium™ Project now covers a 59,587-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward-looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with restoring Snow Lake Lithium. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.